FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: May 2 – 6, 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2005

        "Dan MacInnis "

DAN MACINNIS

President & CEO

FORM 6K – May 13, 2005

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
MAG SILVER CORP.
328 -550 Burrard Street
Vancouver BC, V6C 2B5
Telephone: (604) 630-1399
Facsimile: (604) 484-4710

ITEM 2.	Date of Material Change: May 3, 2005

ITEM 3.	PRESS RELEASE
The Issuer issued a press release at Vancouver BC dated May 3, 2005

ITEM 4.	SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announce that pursuant to the terms of the joint venture agreement recently announced (April 04, 2005), Industrias Penoles has subscribed for 621,577 shares of MAG Silver Corporation. This equates to an investment of US$500,000 (C$601, 065) and forms a part of the terms of the joint venture agreement on MAG's Juanicipio property in Zacatecas State, Mexico.

ITEM 5.	FULL DESCRIPTION OF MATERIAL C	HANGE
See the news release dated May 3, 2005.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA) N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.           STATEMENT OF SENIOR OFFICER

                        The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this  5th day of May, 2005.

MAG Silver Corp.

"Dan MacInnis"

Dan MacInnis, President & CEO

MAG Silver Corp.

328 -550 Burrard Street, Vancouver BC, V6C 2B5

MATERIAL CHANGE REPORT

MAG Silver Corporation

For Immediate Release

May 3, 2005

MAG SILVER ANNOUNCES INDUSTRIAS PENOLES ELECTS
TO EXERCISE SHARE SUBSCRIPTION

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                        Vancouver, B.C.... MAG Silver Corporation (TSXV: MAG) and Industrias Penoles S.A. de C.V. announce that pursuant to the terms of the joint venture agreement recently announced (April 04, 2005), Industrias Penoles has subscribed for 621,577 shares of MAG Silver Corporation. This equates to an investment of US$500,000 (C$601, 065) and forms a part of the terms of the joint venture agreement on MAG's Juanicipio property in Zacatecas State, Mexico. The shares were priced at an average of the closing price (C$0.967) of MAG over a ten day period preceding the date of the signing of the agreement.

The exploration Joint Venture covers MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico and Penoles can earn a 56% interest in the property by expending US$5,000,000 over a four year period.

MAG continues to hold a 100% interest in the surrounding Lagartos NW and SE properties that make MAG the largest landholder in the Zacatecas Silver district.

The Penoles-MAG Joint Venture on the Juanicipio Property lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings. Exploration over the past 6 years by Penoles has focused on tracing the discovery of a series of new silver-rich veins to the west of the mine area. Penoles has also been expanding production at the Fresnillo mine with the recent development of the high-grade silver San Carlos vein system. Penoles' current exploration campaign resulted in the recently announced "Saucito" silver-gold vein discovery lying near the eastern boundary of the Juanicipio property. This significant new mineral discovery enlarges the mineral endowment of the Fresnillo mine district and significantly highlights the potential for new and similar discoveries "under cover" in and along the Fresnillo trend. MAG's 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial Joint Venture exploration effort will focus on linking MAG's discoveries to the recently discovered Saucito veins.

About Penoles

Industrias Penoles, S.A. de C.V. and its subsidiaries make up one of Mexico's largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Penoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Penoles'

productive operations are currently located in Mexico, where it operates the world's richest silver mine (Fresnillo), the world's fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Penoles the world's largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corporation

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Penoles S.A. de C.V. Contact Emilio Fandino, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.